CANARY WHARF

GROUP PLC

02 SEP 20 AM 1:49

JRG/AM/2291
10 September 2002

82-4997

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to holdings in company and notification of results.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

J R Garwood
Group Company Secretary

dlw 9/23

Canary Wharf Group - Holding(s) in Company

RNS Number:4118A
Canary Wharf Group PLC
27 August 2002

NOTIFCATION OF MAJOR INTEREST IN SHARES

On 23 August 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 22 August 2002 Legal & General Investment Management Ltd had decreased their interest in the ordinary shares of the Company to 17,605,878 representing 3.00%* of the Company's issued share capital.

Note:

*As at 23 August 2002, the Company had an issued share capital of 586,751,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLEALPXAASAEFE
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Canary Wharf Group - Notice of Results

RNS Number:5174A
Canary Wharf Group PLC
29 August 2002

29 August 2002

CANARY WHARF GROUP PLC

The Board of Canary Wharf Group plc will announce Preliminary Results for the twelve months ended 30th June 2002 on Thursday 12th September 2002.

- ends -

Enquiries:

John Garwood

Company Secretary

Wendy Timmons

Head of Communications

Canary Wharf Group plc

Tel : 020 7418 2000

END

NORFKLFLLVBXBBZ

Canary Wharf Group - Director Shareholding

RNS Number:6269A
Canary Wharf Group PLC
02 September 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non -beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
90 shares each by the named directors

8. Percentage of issued class £
0.000015%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1pence each

12. Price per share
£4.106451

13. Date of transaction
27 August 2002

14. Date company informed
2 September 2002

15. Total holding following this notification
i. A. Peter Anderson 3,994
ii. George Iacobescu 4,396*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00068%
ii. George Iacobescu: 0.00074% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 586,751,725 shares of 1pence each.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Jayne Deegan - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
John Garwood

Company Secretary

Date of Notification
2 September 2002

END

RDSEAFNAELDAEFE

Canary Wharf Group - Holding(s) in Company

RNS Number:9771A
Canary Wharf Group PLC
10 September 2002

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 10 September 2002 pursuant to Section 198 of the Companies Act 1985 Canary Wharf Group plc ("the Company") was notified that on 9 September 2002 Scottish Widows Investment Partnership Limited and its associated companies had increased their material interest in the ordinary shares of the Company to 23,471,415 (representing 4.00%* of the Company's issued share capital) with a resulting total material and non-material interest of 27,444,000.

Note:

*As at 9 September 2002, the Company had an issued share capital of 586,751,725.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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